CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
February 11, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

Pharmaxis Ltd
ABN 75 082 811 630
ASX Half year report — 31 December 2007
Lodged with the ASX under Listing Rule 4.2A
This report is to be read in conjunction with the financial statements for the year ended 30 June 2007 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Pharmaxis Ltd
ABN 75 082 811 630
Reporting period: Half year ended 31st December 2007
(Previous corresponding period: Half year ended 31st December 2006)
Results for announcement to the market

				A$’000

Revenue from ordinary activities	Up	12%	to	3,254

Profit(loss) from ordinary activities after tax	Down	20%	to	(10,633)

Net profit(loss) for the half year attributable to members	Down	20%	to	(10,633)
Dividends
It is not proposed to pay a dividend
Other Appendix 4D information

	31 December	31 December
	2007	2006

Net tangible assets per ordinary share	$0.65	$0.48

2

Pharmaxis Ltd
Half-Year Report — 31 December 2007
This half-year report covers both Pharmaxis Ltd as an individual entity and the consolidated entity consisting of Pharmaxis Ltd and its subsidiaries. The financial report is presented in the Australian currency.
Pharmaxis Ltd is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Pharmaxis Ltd
Unit 2, 10 Rodborough Road
Frenchs Forest, Australia 2086
This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the financial statements for the year ended 30 June 2007 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities in the directors’ report which is not part of this financial report.
The half-year report was authorised for issue by the directors on 8th February 2008. The company has the power to amend and reissue the financial report.
Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the group. Press releases, financial reports and other information are available at our website: www.pharmaxis.com.au.

Pharmaxis Ltd
Directors’ Report
For the half-year ended 31 December 2007
Your directors present their report on the consolidated entity consisting of Pharmaxis Ltd and the entities it controlled at the end of, or during, the half-year ended 31 December 2007.
Directors
The following persons were directors of the company during the whole of the half-year and up to the date of this report:
Denis Hanley
Alan Robertson
Charles Kiefel (resigned 19 December 2007)
Malcolm McComas
Peter Farrell
John Villiger
Review of operations
Overview
Bronchitol
The group is developing Bronchitol for the management of chronic obstructive lung diseases including bronchiectasis, cystic fibrosis and chronic bronchitis. Bronchitol is a proprietary formulation of mannitol administered as a dry powder in a convenient hand-held inhaler. It is designed to hydrate the lungs, restore normal lung clearance mechanisms, and help patient’s clear mucus more effectively.
Major milestones achieved during the first half of fiscal 2008 included:
•	Release of positive headline clinical data on the Phase III Bronchitol trial in patients with bronchiectasis. The trial met its two primary endpoints: quality of life and mucus clearance

•	Completion of the U.S. FDA special protocol assessment on the design of a pivotal Phase III clinical trial of Bronchitol in patients with cystic fibrosis. The clinical trial is scheduled to commence in the first half of 2008
Aridol
Aridol is the group’s first product. It is a simple-to-use airways inflammation test administered as a dry powder in a hand-held inhaler. Doctors can use the results of this test to identify airway hyper-responsiveness — a hallmark of asthma.
Major milestones achieved during the first half of fiscal 2008 included:
•	The first commercialisation steps into Asia with the filing of an Aridol marketing application dossier with the Korean regulatory authorities and the appointment of a Korean distributor for Aridol

•	The appointment of a marketing and distribution partner in Portugal. The group now has seven distributors in Europe

•	The receipt of an investigator-initiated IND from the U.S. FDA for the evaluation of Aridol in a major U.S. asthma management study. The study is being run by the U.S. Asthma Clinical Research Network and will examine whether Aridol can be used to improve outcomes in asthmatic patients by guiding therapy
Other milestones achieved during the first half of fiscal 2008 included:
•	Commencement of construction of a new 7,000 square metre manufacturing and research facility at Frenchs Forest, Sydney. Initial capacity will be sufficient to supply Bronchitol to approximately 40,000 patients per year

•	Completion of a $50 million share placement to Australian, U.S., Asian and European institutions and professional investors and a $11.7 million share purchase plan, strengthening the Group’s balance sheet as it continues with a series of international Phase III trials and expands manufacturing capacity

•	Commencement of operations in the U.S. with the appointment of Stephen Beckman as North American Regional Director and the establishment of a U.S. subsidiary company. The U.S. operations are based in Philadelphia, Pennsylvania and will strengthen the group’s U.S. clinical and regulatory program and prepare for the commercialisation of Aridol and Bronchitol in the U.S.

Pharmaxis Ltd
Directors’ Report
For the half-year ended 31 December 2007
Financial Highlights

	31 December	31 December
	2007	2006
	$’000	$’000

Revenue from sale of goods	193	117
Cost of sales	(51)	(29)

Gross profit	142	88

Interest income	3,061	2,776
Grant income	128	1,187
Other income	107	—
Other expenses from ordinary activities
Research & development expenses	(9,640)	(13,772)
Administration expenses	(2,464)	(1,933)
Commercial expenses	(1,951)	(1,616)

Loss before income tax	(10,617)	(13,270)
Income tax expense	(16)	(8)

Loss for the period	(10,633)	(13,278)

Cash and cash equivalents	120,844	86,073
Net assets	127,139	86,419
Revenue from sale of goods:
The group shipped Aridol to customers in the U.S., Sweden, Denmark and Australia during the period, including $59,076 to pharmaceutical companies for use in their clinical trials. Australian sales of Aridol in the half-year ended 31 December 2007 were 128% greater than sales in the half-year ended 31 December 2006 and 31% greater than sales in the half-year ended 30 June 2007. Overall gross margin was 74% of sales for the half-year ended 31 December 2007 compared to 75% for the half-year ended 31 December 2006.
Interest:
The increase in interest income is attributable to the greater level of funds invested during the current half-year as a result of a share placement in October 2007, combined with a general increase in interest rates.
Grant income:
Grant income in the half-years ended 31 December 2007 and 31 December 2006 derives predominantly from the Pharmaceuticals Partnerships Program (P3) grant awarded to the group in April 2004. The grant payable to Pharmaxis is calculated at 30% of the increase of eligible R&D expenditure over a base amount (derived from average prior year expenditures). The group also received an Export Market Development Grant of $70,000 during the current half-year.
Other income:
During the current half-year the group entered an agreement with a pharmaceutical company under which a percentage of the group’s Australian sales force costs are reimbursed by the pharmaceutical company in consideration for the group’s Australian sales force promoting the pharmaceutical company’s product to respiratory specialists.
Research & development expenses:
Research & development expenses decreased by approximately $4.1 million in the first half of fiscal 2008 compared to the first half of fiscal 2007. There are four major components to research & development expenses:
1.	The drug discovery unit based at North Ryde. This unit accounted for approximately 12 percent of the total research & development expenditure in the current half-year. It is focused on immune disorder and respiratory drug discovery. Expenditure increased by approximately $383,000 compared to the half-year ended 31 December 2006 reflecting an increase in staff numbers during the second half of the 2007 financial year and the commencement of its full range of research projects.

Pharmaxis Ltd
Directors’ Report
For the half-year ended 31 December 2007
2.	The preclinical development unit located at our Frenchs Forest facility accounted for approximately 8 percent of the total research & development expenditure in the current half-year and decreased by approximately $875,000 compared to the half-year ended 31 December 2006. In the 31 December 2006 half-year the group was managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products which were the predominant area of expenditure in that half-year. In the current half-year the unit was managing the outsourced preclinical development of lead compounds in the immune area and was the predominant area of expenditure in the current half-year.

3.	The clinical unit located at our Frenchs Forest Facility accounted for approximately 49 percent of the total research & development expenditure in the current half-year and decreased by approximately $3.8 million compared to the half-year ended 31 December 2006. The clinical unit designs and monitors the clinical trials run by the group. The majority of the expenditures of this unit are directed at hospitals and other services related to the conduct and analysis of clinical trials. This decrease in expenditure reflects the decreased number of clinical trials in the active dosing phase during the current half-year. As the group’s largest area of research, the decrease of expenditure by the clinical unit was the predominant cause of the overall decrease of research & development expenditure during the current half-year.

4.	Manufacturing. The GMP manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and regulatory filing related studies, and developing enhanced manufacturing processes. It is therefore classified as a research & development expenditure. Costs associated with the Aridol product sold are classified as cost of sales. Manufacturing accounted for approximately 31 percent of our total research and development expenditure in the current half-year and increased by approximately 7 percent compared to the half-year ended 31 December 2006.
Administration expenses:
Administration expenses include accounting, administration, recruitment and public company costs. Administration expenses for the current half-year were $2.4 million, compared to $1.9 million in the half-year ended 31 December 2006 and $2.8 million in the half-year ended 30 June 2007. The increase in administration expenses in the current half-year is mainly attributable to additional compliance costs associated with expanding the group both domestically and internationally, costs associated with design of the new manufacturing facility and increased (non cash) costs in relation to employee share options.
Commercial expenses:
The commercial department is responsible for sales and marketing and commercial expenses include costs associated with the launch of Aridol in Europe and the opening of an office in the U.S. The 21% increase in commercial expenses is predominantly the result of increased (non cash) costs in relation to employee share options.
Income tax expense:
Income tax expense relates to income generated by the group’s UK and US subsidiaries which are currently reimbursed for their expenditures on a cost plus basis upon which tax is payable.
Balance Sheet:
The group ended the half-year with $121 million in cash, cash deposits and bank accepted commercial bills.
Capital expenditure during the period predominantly related to the new manufacturing facility.
During the current half-year the group completed a $50 million placement to Australian, U.S., Asian and European institutions and professional investors and a $11.7 million share purchase plan.
Shareholders are advised that additional information concerning the group’s progress in the quarter ended 31 December 2007 is contained in the December 2007 Quarterly Report to Shareholders, available on the Pharmaxis website.
Auditors’ independence declaration
A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6.
Rounding of amounts
The company is of a kind referred to in Class Order 98/100, issued by the Australian Securities & Investments Commission, relating to the “rounding off” of amounts in the directors’ report and financial report. Amounts in the directors’ report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

Pharmaxis Ltd
Directors’ Report
For the half-year ended 31 December 2007
This report is made in accordance with a resolution of the directors.
Alan D Robertson
Director
8 February 2008

PricewaterhouseCoopers ABN 52 780 433 757 Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia www.pwc.com/au
Auditors’ Independence Declaration	Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999
As lead auditor for the review of Phar maxis Ltd for the half year ended 31 December 2007,1 declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Pharmaxis Ltd and the entities it controlled during the period.

Mark Dow	Sydney

Partner	8 February 2008
PricewaterhouseCoopers

Pharmaxis Ltd
Consolidated income statement
For the half-year ended 31 December 2007

		31 December	31 December
		2007	2006
	Notes	$’000	$’000

Revenue from continuing operations

Revenue from sale of goods	2	193	117
Cost of sales		(51)	(29)

Gross profit		142	88

Other revenue	2	3,061	2,776
Other income	3	235	1,187

Other expenses from ordinary activities	4
Research & development expenses		(9,640)	(13,772)
Administration expenses		(2,464)	(1,933)
Commercial expenses		(1,951)	(1,616)

Loss before income tax		(10,617)	(13,270)
Income tax expense		(16)	(8)

Loss for the period		(10,633)	(13,278)

Earnings per share:		Cents	Cents
Basic earnings / (loss) per share	9	(5.8)	(7.5)
Diluted earnings / (loss) per share	9	(5.8)	(7.5)
The above consolidated income statement should be read in conjunction with the accompanying notes.

Pharmaxis Ltd
Consolidated balance sheet
As at 31 December 2007

			31 December	30 June
			2007	2007
	Notes		$’000	$’000

ASSETS
Current assets
Cash and cash equivalents			120,844	76,182
Trade and other receivables			1,237	1,026
Inventories			149	79
Total current assets			122,230	77,287

Non-current assets
Receivables			188	221
Other financial assets			1,356	380
Plant and equipment			5,435	3,521
Intangible assets			1,194	1,239

Total non-current assets			8,173	5,361

Total assets			130,403	82,648

LIABILITIES
Current liabilities
Trade and other payables			3,100	5,944
Other liabilities			—	6
Current tax liabilities			18	24

Total current liabilities			3,118	5,974

Non-current liabilities
Provisions			146	115

Total non-current liabilities			146	115

Total liabilities			3,264	6,089

Net assets			127,139	76,559

EQUITY
Contributed equity	5	(a)	194,648	135,108
Reserves			5,682	4,009
Accumulated losses			(73,191)	(62,558)

Total equity			127,139	76,559

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Pharmaxis Ltd
Consolidated statement of changes in equity
For the half-year ended 31 December 2007

	31 December	31 December
	2007	2006
	$’000	$’000

Total equity at the beginning of the financial year	76,559	98,888
Exchange differences on translation of foreign operations	(8)	—

Net income recognised directly in equity	(8)	—
Loss for the period	(10,633)	(13,278)
Transactions with equity holders in their capacity as equity holders

Contributions of equity, net of transaction costs	59,540	180
Employee share options	1,681	629

Total equity at the end of the financial period	127,139	86,419

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Pharmaxis Ltd
Consolidated cash flow statement
For the half-year ended 31 December 2007

	31 December	31 December
	2007	2006
	$’000	$’000

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	54	74
Payments to suppliers and employees (inclusive of goods and services tax)	(16,003)	(14,863)

	(15,949)	(14,789)
Research grant receipts from government	472	941
Other income	117	—
Interest received	3,061	2,776
Income taxes paid	(12)	—

Net cash outflow from operating activities	(12,311)	(11,072)

Cash flows from investing activities
Payments for plant and equipment	(2,506)	(833)
Proceeds from disposal of plant & equipment	1	12
Payments for intangible assets	(46)	(55)

Net cash outflow from investing activities	(2,551)	(876)

Cash flows from financing activities
Proceeds from issues of shares	62,061	180
Share issue transaction costs	(2,521)	—

Net cash inflow from financing activities	59,540	180

Net increase/(decrease) in cash and cash equivalents	44,678	(11,768)
Cash and cash equivalents at the beginning of the financial year	76,182	97,840
Effects of exchange rate changes on the balance of cash held in foreign currencies	(16)	1

Cash and cash equivalents at the end of the financial period	120,844	86,073

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Pharmaxis Ltd
Notes to the financial statements
For the half-year ended 31 December 2007
1.	Basis of preparation of half-year report

This general purpose financial report for the interim half-year reporting period ended 31 December 2007 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.	Revenue

	31 December	31 December
	2007	2006
	$’000	$’000

Sales revenue Sale of goods	193	117

Other revenue Interest	3,061	2,776

3.	Other income

Government grants	128	1,187
Amounts invoiced under cost sharing agreement	107	—

	235	1,187

Government grants comprised the following:
i.	R&D START program grants of $5,584 (2006: $23,931).

ii.	Australian Government’s Pharmaceuticals Partnerships Program (“P3”) grants of $52,302 (2006: $1,163,200).

iii.	Export Market Development Grant of $70,000 (2006: $Nil).
4.	Expenses

	31 December	31 December
	2007	2006
	$’000	$’000

Loss before income tax includes the following specific expenses:

Depreciation
Plant and equipment	321	325
Computer equipment	71	50
Leasehold improvements	46	11

Total depreciation	438	386

Amortisation
Patents	47	46
Trademarks	1	1
Software	33	21

Total amortisation	81	68

Pharmaxis Ltd
Notes to the financial statements
For the half-year ended 31 December 2007
(continued)
4.	Expenses (continued)

	31 December	31 December
	2007	2006
	$’000	$’000

Net loss on disposal of plant and equipment	5	3
Rental expense relating to operating leases	316	233
Net foreign exchange losses	40	52
Employee benefits expense
Defined contribution superannuation expense	292	219
Other employee benefits expenses	5,915	4,265
5.	Equity and reserves

	Parent entity		Parent entity
	31 December	30 June	31 December	30 June
	2007	2007	2007	2007
	Shares	Shares	$’000	$’000

(a) Share capital

Ordinary shares
Fully paid	194,488,512	177,949,217	194,648	135,108
Movements in ordinary share capital:

		Number of
Date	Details	shares	Issue price	$’000

1 July 2007	Opening balance	177,949,217		135,108
19 July 2007	Exercise of employee options	72,000	$0.3125	22
19 July 2007	Exercise of employee options	5,000	$1.7900	9
19 July 2007	Exercise of employee options	2,500	$1.9170	5
28 September 2007	Exercise of employee options	3,750	$1.7900	7
16 October 2007	Share Placement	12,820,513	$3.9000	50,000
1 November 2007	Exercise of employee options	10,000	$2.1940	22
1 November 2007	Exercise of employee options	2,500	$1.9170	5
9 November 2007	Exercise of employee options	400,000	$0.3125	125
9 November 2007	Exercise of employee options	160,000	$0.3125	50
16 November 2007	Share Purchase Plan	2,999,074	$3.9000	11,695
20 November 2007	Exercise of employee options	1,876	$1.7900	3
20 November 2007	Exercise of employee options	875	$1.9170	2
20 November 2007	Exercise of employee options	2,250	$2.0340	4
20 December 2007	Exercise of employee options	10,000	$1.7900	18
20 December 2007	Exercise of employee options	48,957	$1.9170	94
	Less: Transaction costs on share issues			(2,521)

31 December 2007	Balance	194,488,512		194,648

Pharmaxis Ltd
Notes to the financial statements
For the half-year ended 31 December 2007
(continued)
5.	Equity and reserves (continued)
(b) Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.
On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.
6.	Contingent liabilities
The parent entity and group had contingent liabilities at 31 December 2007 in respect of:
Government grants
The group has received three separate Australian Government research grants under the R&D START Program, all three of which have been completed. The Government may require the group to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:
a)	the company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

b)	upon termination of a grant due to breach of agreement or insolvency.
The group continues the development and commercialisation of all three projects funded by the START Program. The total amount received under the START Program at 31 December 2007 was $4,707,817.
The group received $52,302 (2006: $1,163,200) under the Australian Government’s Pharmaceuticals Partnerships Program (“P3”) during the financial period. The Government may require the group to repay all or some of the amount of the grant together with interest in any of the following circumstances:
a)	the Government determines that expenditure claimed on research projects do not meet the P3 guidelines; or

b)	upon termination of the grant due to breach of agreement, change in control of the group or insolvency.
Guarantees
The group’s bankers have issued bank guarantees of $1,273,921 in relation to rental bonds and other financial facilities for which no provision has been made in the accounts. These bank guarantees are secured by deposits held at the bank.
7.	Events occurring after the balance sheet date

No matter or circumstance has arisen since 31 December 2007 that has significantly affected, or may significantly affect:
(a)	the group’s operations in future financial years, or

(b)	the results of those operations in future financial years, or

(c)	the group’s state of affairs in future financial years.
8.	Financial reporting by segments

The group operates predominantly in one industry. The principal activities of the group are the research, development and commercialisation of pharmaceutical products.

The group operates predominantly in one geographical area, being Australia.

Pharmaxis Ltd
Notes to the financial statements
For the half-year ended 31 December 2007
(continued)
9.	Earnings per share

	31 December	31 December
	2007	2006
	Cents	Cents

(a) Basic earnings per share

Loss attributable to the ordinary equity holders of the company	(5.8)	(7.5)

(b) Diluted earnings per share

Loss attributable to the ordinary equity holders of the company	(5.8)	(7.5)

(c) Weighted average number of shares used as the denominator

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings / (loss) per share	184,226,939	177,079,426

(d) Information concerning the classification of securities
Options
Options granted to employees under the Pharmaxis Ltd Employee Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Given the entity is currently loss making, the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation.

Pharmaxis Ltd
Directors’ declaration
31 December 2007

In the directors’ opinion:
(a)	the financial statements and notes set out on pages 7 to 14 are in accordance with the Corporations Act 2001, including:
(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and
(b)	there are reasonable grounds to believe that Pharmaxis Ltd will be able to pay its debts as and when they become due and payable.
This declaration is made in accordance with a resolution of the directors.
Alan D Robertson
Director
Sydney
8 February 2008

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2 201 Sussex Street GPO BOX 2650
INDEPENDENT AUDITOR’S REVIEW REPORT	SYDNEY NSW 1171
DX 77 Sydney
to the members of Pharmaxis Limited	Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of Pharmaxis Ltd, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Pharmaxis Ltd Group (the consolidated entity). The consolidated entity comprises both Pharmaxis Ltd (the company) and the entities it controlled during that half-year.
Directors’ Responsibility for the Half-Year Financial Report
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s Responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Pharmaxis Ltd, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.
Our review did not involve an analysis of the prudence of business decisions made by directors or management.
Matters relating to the electronic presentation of the reviewed financial report
This review report relates to the financial report of Pharmaxis Ltd (the Company) for the half-year ended 31 December 2007 included on Pharmaxis Ltd’s web site. The company’s directors are responsible for the integrity of the Pharmaxis Ltd web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified above. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.
Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Pharmaxis Ltd is not in accordance with the Corporations Act 2001 including:
(a) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and
(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and
Corporations Regulations 2001.
PricewaterhouseCoopers

Mark Dow	Sydney
Partner	8 February 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: February 11, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer